Rec'd 3/30/06 cm

KJ 4/1B

06006407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. RE Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Rawlings (212) 808-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

BEST AVAILABLE COPY

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MA 6/8/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

U.S. RE SECURITIES, LLC

CONTENTS

U.S. RE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 67,278	
Other assets	524	
Property and equipment, net	1,422	
Recoverable income taxes	61,448	
TOTAL ASSETS		$ 130,672

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$ 542	
Due to affiliates	31,861	
Total Liabilities		$ 32,403
MEMBERS' EQUITY		98,269
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 130,672

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

OPERATING INCOME		
Investment banking fees		$ 191,500
OPERATING EXPENSES		
Salaries and benefits	$ 222,590	
General and administrative	72,353	
Rent	25,200	
TOTAL OPERATING EXPENSES		320,143
LOSS BEFORE PROVISION FOR INCOME TAXES (BENEFIT)		(128,643)
INCOME TAXES (BENEFIT)		(61,748)
NET LOSS		$ (66,895)

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2005

MEMBERS' EQUITY - Beginning	$	165,164
Net loss		(66,895)
MEMBERS' EQUITY - Ending	$	98,269

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (66,895)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 397	
Changes in operating assets and liabilities:		
Other assets	169,976	
Recoverable income taxes	(61,448)	
Accounts payable	(6,887)	
Due to affiliates	31,861	
TOTAL ADJUSTMENTS		133,899
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH		67,004
CASH AND CASH EQUIVALENTS - January 1, 2005		274
CASH AND CASH EQUIVALENTS - December 31, 2005		$ 67,278

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Significant Accounting Principles

Nature of Business
The Company was formed as a limited Liability Company on August 19, 2002 in the state of Delaware as Fenlon Ventures 111, LLC. The Company is wholly owned by U.S. RE Companies, Inc. (the "Parent"), a New York domiciled holding company. On December 23, 2003, the Company changed its name to U.S. RE Securities, LLC as part of a business plan to become a registered broker dealer in securities. On April 14, 2005, the Company received approval from the National Association of Securities Dealers ("NASD") to operate as a registered broker dealer of securities. The Company is not a clearing broker dealer and holds no customer accounts. The Company is engaged in the business of private placement of securities and corporate finance activity. Prior to becoming a registered broker dealer, the Company's primary source of revenue was consulting services.

Use of Estimates in the Financial Statement
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Property and equipment are being depreciated over lives of three (3) to seven (7) years.

Revenue
The Company's primary source of income is investment banking fees derived from the successful private placements of securities or arranging corporate finance for customers Revenue is earned upon the closing of a private placement or corporate finance agreement.

Income Taxes
Income taxes are provided in accordance with the liability method in accordance with Statements of Financial Accounting Standards No. 109 *Accounting for Income Taxes*.

NOTE 2 - Property and Equipment

Property and equipment consist of the following at December 31, 2005:

Property and equipment	$2,645
Less: accumulated depreciation	1,223
Property and Equipment, Net	$1,422

Depreciation expense for the year ended December 31, 2005 amounted to $397.

NOTE 3 - Income Taxes

The provision for Federal and state and local income taxes charged to operations for the year ended December 31, 2005 was $(61,748). The Company joins with the Parent and its affiliates in filing a consolidated Federal income tax return. The consolidating companies have a tax allocation agreement whereby current Federal income tax expense or benefit is computed on a separate return basis. The agreement provides that each affiliate make payments to the Parent to the extent that its income contributes to the consolidated Federal income tax expense. The Company also joins with the Parent and its affiliates in filing combined New York State and New York City income tax returns. As a result, the Company provides for current income tax expense or benefit based on effective rates of 34% for Federal income taxes and combined 14% for New York State and New York City income taxes. Because the Company is part of consolidated Federal tax return and combined New York City and New York State income tax returns under a tax allocation agreement, the income tax recoverable as of December 31, 2005 in the amount of $61,448 represents amounts recoverable from the Parent.

Current tax benefit	$61,748

NOTE 4 - Related Party Transactions

U.S. RE Corporation, a wholly owned subsidiary of the parent, provides administrative services to the Company under the terms of an expense sharing agreement. The Company paid $72,353 to U.S. RE Corporation for such services for the year ended December 31, 2005.

NOTE 4 - Related Party Transactions, continued

The Company sublets office space from U.S. RE Corporation on a month to month basis for a flat rate of $2,100 per month. Rent expense for the year ended December 31, 2005 amounted to $25,200.

Salaries and benefits include the costs of two full time employees of the Company as well as an allocation of salaries and benefits from U.S. RE Corporation for services rendered on behalf of the Company. The salaries and benefits expenses allocated to the Company for the year ended December 31 2005 amounted to $75,789.

The Company, through an affiliate, administers a 401(k) profit sharing plan (the "Plan") for the benefit of eligible employees who may elect to make contributions to the Plan pursuant to a salary reduction agreement. The Plan calls for discretionary employer contributions equal to a percentage of an employee's annual compensation determined each year by the Company. The Company contributed 1% of its employee's salaries for the year ended December 31, 2005. The 401(k) matching expense amounted to $1,210 and is included in salaries and benefits expense.

NOTE 5 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1. At December 31, 2005, the Partnership had net capital of $34,875 which was $29,875 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.93 to 1.

SCHEDULE I

U.S. RE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL		
MEMBERS' EQUITY		$ 98,269
Deductions and changes in non-allowable assets:		
Other assets	$ 524	
Property and equipment, net	1,422	
Recoverable income taxes	61,448	
Total Deductions and Changes		63,394
Net Capital		$ 34,875
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts Payable	$ 542	
Due to affiliates	31,861	
Total Aggregation Indebtedness		$ 32,403
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
(a) Minimum net capital required (6 2/3 % of $32,403)		$ 2,160
(b) Minimum dollar net capital requirements		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 29,875
Excess net capital at 1,000% (net capital-10% of A.I.)		$ 31,635
Ratio of aggregate indebtedness to net capital		.93 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences exist

See independent auditors' report.

SCHEDULE II

U.S. RE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

U.S. RE SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
U.S. RE Securities, LLC

In planning and performing our audit of the financial statements of U.S. RE Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

Melville, NY
March 15, 2006